Jones Lang LaSalle Income Property Trust, Inc.

March 8, 2012

Mr. Vassilios Karapanos

Professional Practice Group

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Jones Lang LaSalle Income Property Trust, Inc.

Disclosure in Annual Report on Form 10-K

Commission No. 000-51948

Dear Mr. Karapanos:

In responding to the request from the Securities and Exchange Commission (the “Commission”) in connection with the Annual Report on Form 10-K for the year ended December 31, 2011 (the “Filing”) to be filed by Jones Lang LaSalle Income Property Trust, Inc. (the “Issuer”), the Issuer hereby acknowledges its responsibility that its audited financial statements included in its filings with the Commission must be audited by an accountant that is independent within the meaning of Rule 2-01 of Regulation S-X and related professional standards.

Issuer further acknowledges that:

(i)	The Issuer is responsible for the adequacy and accuracy of disclosure in the Filing;

(ii)	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(iii)	The Issuer may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We refer to the recent discussions between the SEC staff and PricewaterhouseCoopers LLP (the “Firm”) relating to the assessment of the Firm’s independence in regard to joint business relationships entered into between the Firm and two affiliates of the Issuer, as more fully described in the Firm’s submission to the SEC staff dated October 27, 2011. Those relationships were with entities that are deemed to be affiliates of the Issuer because they are under common control with LaSalle, the investment adviser to the Issuer.

Issuer represents that Issuer and its agents and assigns will not assert staff consultation with the Issuer regarding the independence of the Firm in regard to certain relationships/services with the Issuer as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please don’t hesitate to contact me at (312) 228-2733.

Sincerely,

/s/ Gregory A. Falk
Gregory A. Falk
Chief Financial Officer

Professional Practice Group

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Vassilios Karapanos

March 8, 2012

Dear Mr. Karapanos:

PricewaterhouseCoopers LLP (the “Firm”) hereby acknowledges that the statements that are to be included in filings with the Securities and Exchange Commission must be independent for purposes of the federal securities laws and the rules and regulations thereunder, including Rule 2-01 of Regulation S-X. The Firm further acknowledges that:

•	the Firm is responsible for complying with the federal securities laws and the rules and regulations thereunder;

•	staff comments do not foreclose the Commission from taking any action with respect to the Firm;

•	the Firm may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We refer to the recent discussions between the SEC staff and the Firm relating to the assessment of the Firm’s independence in regard to joint business relationships entered into between PwC and two affiliates of Jones Lang LaSalle Income Property Trust, Inc. (formerly Excelsior LaSalle Property Fund, Inc.) (the “Issuer”), as more fully described in our submission to the SEC staff dated October 27, 2011. Those relationships were with entities that are deemed to be affiliates of the Issuer because they are under common control with LaSalle, the investment adviser to the Issuer.

In response to the Staff’s request concerning the Firm represents the that above the Firm, partners, agents, employees, and assigns, will not assert this action or this letter as a defense, nor will it cite to or use this letter and related communications, in any proceeding initiated by the SEC or any person pursuant to the federal securities laws.

Sincerely,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606

T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us